================================================================================


                                UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)


                               TRANSMONTAIGNE INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    893934109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                HERBERT THORNHILL
                                 MORGAN STANLEY
                    2000 WESTCHESTER AVENUE, ONE SOUTH C
                               PURCHASE, NY 10577
                                 (914) 225-5542
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  MAY 17, 2006
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 893934109

--------------------------------------------------------------------------------

      1.   Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

                    MORGAN STANLEY
--------------------------------------------------------------------------------

      2.   Check the Appropriate Box if a Member of a Group
           (See Instructions)                                          (a)   |_|
                                                                       (b)   |X|
--------------------------------------------------------------------------------

      3.   SEC Use Only
--------------------------------------------------------------------------------

      4.   Source of Funds (See Instructions)

           BK, OO
--------------------------------------------------------------------------------

      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                                |X|
--------------------------------------------------------------------------------

      6.   Citizenship or Place of Organization

                    DELAWARE
--------------------------------------------------------------------------------
                7.   Sole Voting Power

                           -0-
NUMBER OF       ----------------------------------------------------------------
SHARES          8.   Shared Voting Power
BENEFICIALLY
OWNED BY                   5,542,775
EACH            ----------------------------------------------------------------
REPORTING       9.   Sole Dispositive Power
PERSON WITH
                           -0-
                ----------------------------------------------------------------
                10.  Shared Dispositive Power

                           5,544,775
--------------------------------------------------------------------------------
      11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    5,544,775 (SEE ITEMS 4 AND 5)
--------------------------------------------------------------------------------
      12.  Check if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions)                                         |_|
--------------------------------------------------------------------------------
      13.  Percent of Class Represented by Amount in Row (11)

                    10.07% (SEE ITEM 5)
--------------------------------------------------------------------------------
      14.  Type of Reporting Person (See Instructions)

                    HC, CO
--------------------------------------------------------------------------------

Cusip No. 893934109

--------------------------------------------------------------------------------

      1.   Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

                    MORGAN STANLEY CAPITAL GROUP INC.
--------------------------------------------------------------------------------

      2.   Check the Appropriate Box if a Member of a Group
           (See Instructions)                                          (a)   |_|
                                                                       (b)   |X|
--------------------------------------------------------------------------------

      3.   SEC Use Only
--------------------------------------------------------------------------------

      4.   Source of Funds (See Instructions)

           BK, OO
--------------------------------------------------------------------------------

      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                                |X|
--------------------------------------------------------------------------------

      6.   Citizenship or Place of Organization

                    DELAWARE
--------------------------------------------------------------------------------
                7.   Sole Voting Power

                           -0-
NUMBER OF       ----------------------------------------------------------------
SHARES          8.   Shared Voting Power
BENEFICIALLY
OWNED BY                   5,500,000
EACH            ----------------------------------------------------------------
REPORTING       9.   Sole Dispositive Power
PERSON WITH
                           -0-
                ----------------------------------------------------------------
                10.  Shared Dispositive Power

                           5,500,000
--------------------------------------------------------------------------------
      11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    5,500,000 (SEE ITEMS 4 AND 5)
--------------------------------------------------------------------------------
      12.  Check if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions)                                         |_|
--------------------------------------------------------------------------------
      13.  Percent of Class Represented by Amount in Row (11)

                    9.99% (SEE ITEM 5)
--------------------------------------------------------------------------------
      14.  Type of Reporting Person (See Instructions)

                    CO
--------------------------------------------------------------------------------

Cusip No. 893934109

--------------------------------------------------------------------------------

      1.   Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

                    MORGAN STANLEY & CO. INCORPORATED
--------------------------------------------------------------------------------

      2.   Check the Appropriate Box if a Member of a Group
           (See Instructions)                                          (a)   |_|
                                                                       (b)   |X|
--------------------------------------------------------------------------------

      3.   SEC Use Only
--------------------------------------------------------------------------------

      4.   Source of Funds (See Instructions)

           BK, OO
--------------------------------------------------------------------------------

      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                                |X|
--------------------------------------------------------------------------------

      6.   Citizenship or Place of Organization

                    DELAWARE
--------------------------------------------------------------------------------
                7.   Sole Voting Power

                           -0-
NUMBER OF       ----------------------------------------------------------------
SHARES          8.   Shared Voting Power
BENEFICIALLY
OWNED BY                   400
EACH            ----------------------------------------------------------------
REPORTING       9.   Sole Dispositive Power
PERSON WITH
                           -0-
                ----------------------------------------------------------------
                10.  Shared Dispositive Power

                           400
--------------------------------------------------------------------------------
      11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    400 (SEE ITEM 5)
--------------------------------------------------------------------------------
      12.  Check if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions)                                         |_|
--------------------------------------------------------------------------------
      13.  Percent of Class Represented by Amount in Row (11)

                    0.00% (SEE ITEM 5)
--------------------------------------------------------------------------------
      14.  Type of Reporting Person (See Instructions)

                    CO
--------------------------------------------------------------------------------

Cusip No. 893934109

--------------------------------------------------------------------------------

      1.   Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

                    MORGAN STANLEY DW INC.
--------------------------------------------------------------------------------

      2.   Check the Appropriate Box if a Member of a Group
           (See Instructions)                                          (a)   |_|
                                                                       (b)   |X|
--------------------------------------------------------------------------------

      3.   SEC Use Only
--------------------------------------------------------------------------------

      4.   Source of Funds (See Instructions)

           BK, OO
--------------------------------------------------------------------------------

      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                                |X|
--------------------------------------------------------------------------------

      6.   Citizenship or Place of Organization

                    DELAWARE
--------------------------------------------------------------------------------
                7.   Sole Voting Power

                           -0-
NUMBER OF       ----------------------------------------------------------------
SHARES          8.   Shared Voting Power
BENEFICIALLY
OWNED BY                   42,375
EACH            ----------------------------------------------------------------
REPORTING       9.   Sole Dispositive Power
PERSON WITH
                           -0-
                ----------------------------------------------------------------
                10.  Shared Dispositive Power

                           44,375
--------------------------------------------------------------------------------
      11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    44,375 (SEE ITEM 5)
--------------------------------------------------------------------------------
      12.  Check if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions)                                         |_|
--------------------------------------------------------------------------------
      13.  Percent of Class Represented by Amount in Row (11)

                    0.09% (SEE ITEM 5)
--------------------------------------------------------------------------------
      14.  Type of Reporting Person (See Instructions)

                    CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

      This Amendment No. 4 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of TransMontaigne Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1670 Broadway, Suite 3100, Denver, Colorado 80202. Morgan Stanley ("MS"), Morgan Stanley Capital Group Inc. ("MSCGI"), Morgan Stanley & Co. Incorporated ("MS&Co."), and Morgan Stanley DW Inc. ("MSDW", and, together with MS, MSCGI, and MS&Co., the "Reporting Persons") hereby amend the Schedule 13D originally filed on January 10, 2005 and amended on March 22, 2006, April 26, 2006, and May 8, 2006.

ITEM 2. IDENTITY AND BACKGROUND

      Item 2(e) is hereby amended in its entirety as follows:

      During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedules A, B, C, or D, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule E hereto.

ITEM 4. PURPOSE OF TRANSACTION

      Item 4 is hereby amended by adding the following:

On May 17, 2006, MSCGI sent the following letter to the Company's board of directors:

      [MSCGI Letterhead]

      May 17, 2006

      Mr. Donald H. Anderson
      Vice Chairman, President, and CEO
      TransMontaigne Inc.
      1670 Broadway, Ste. 3100
      Denver, CO 80202
      U.S.A.

      Dear Don:

      We are pleased to offer $11.00 cash per TransMontaigne share for the acquisition of all of the outstanding shares of TransMontaigne, Inc. ("TransMontaigne"). We have changed the terms from our previous offer only to increase the price and to provide TransMontaigne and its shareholders greater assurance of the absence of any regulatory impediment to a transaction, and the payment by us of an aggregate of $25 million in the event of such an impediment. We believe this offer delivers better value than the revised transaction with SemGroup, and is a superior proposal as contemplated by the amended and restated merger agreement (the "SemGroup Agreement") by and among SemGroup, L.P., SemGroup Subsidiary Holding, L.L.C. ("SemGroup"), TMG Acquisition Company and TransMontaigne.

      This letter constitutes a binding, irrevocable offer to enter into the attached merger agreement, which we have signed. If by 8:00 p.m. Denver time on Thursday, May 18, 2006 (the "Initial Expiration Time"), the Board of Directors of TransMontaigne has delivered to SemGroup the notice contemplated by Section 6.04(d)(i) of the SemGroup Agreement, then this offer will expire at 7:00 a.m. Denver time on Wednesday, May 24, 2006 unless previously accepted by TransMontaigne by execution and delivery to us of the attached merger agreement, together with the schedules and attachments thereto. If the Board of Directors has not delivered such notice by the Initial Expiration Time, this offer will terminate at the Initial Expiration Time.

      This offer and our other agreements set forth in this letter shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflicts of laws principles thereof.

      Sincerely yours,
      /s/ John Shapiro
      John Shapiro
      President
      Morgan Stanley Capital Group Inc.

The letter was accompanied by an agreement and plan of merger executed by MSCGI. This agreement is attached hereto as Exhibit 2.

                                     * * * *

      The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose, pursue, or choose not to pursue the transaction described in the above letter; change the terms of the transaction described in the above letter, including the price, conditions, or scope of the transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the transaction described in the above letter; otherwise seek control or seek to influence the management and policies of the Company; or change their intentions with respect to any such matters. In connection with the proposed transaction, the Reporting Persons are considering other transactions with respect to the Company and its assets, including without limitation financing transactions, partnerships with third parties, or sales of assets to the Company's affiliated master limited partnership or third parties.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated May 17, 2006 between MS, MSCGI, MS&Co, and MSDW.
Exhibit 2 Plan and Agreement of Merger, dated as of May 17, 2006, between MSCGI, Buffalo Merger Sub Inc., and the Company, executed by MSCGI and Buffalo Merger Sub Inc.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2006

                                    MORGAN STANLEY

                                    /S/ DENNINE BULLARD
                                    -----------------------------------
                                    Name:  Dennine Bullard
                                    Title: Authorized Signatory


                                    MORGAN STANLEY CAPITAL GROUP INC.

                                    /S/ ROBERT P. KINNEY
                                    -----------------------------------
                                    Name:  Robert P. Kinney
                                    Title: Vice President


                                    MORGAN STANLEY & CO. INCORPORATED

                                    /S/ DENNINE BULLARD
                                    -----------------------------------
                                    Name:  Dennine Bullard
                                    Title: Authorized Signatory


                                    MORGAN STANLEY DW INC.

                                    /S/ KIRK WICKMAN
                                    -----------------------------------
                                    Name:  Kirk Wickman
                                    Title: Managing Director, General Counsel
                                             and Secretary

                                                                      SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                 MORGAN STANLEY

      The names of the directors and the names and titles of the executive officers of Morgan Stanley ("MS") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

NAME                    TITLE
----                    -----

*John J. Mack           Chairman of the Board and Chief Executive Officer

*Roy J. Bostock         Chairman of the Partnership for a Drug-Free America

*Erskine B. Bowles      President-Elect of the University of North Carolina

*Sir Howard J. Davies1  Director, The London School of Economics and Political
                        Science

*C. Robert Kidder       Principal of Stonehenge Partners, Inc.

*Donald T. Nicolaisen   Director

*Charles H. Noski       Director

*Hutham S. Olayan       President, Chief Executive Officer and Director of
                        Olayan America Corporation

*O. Griffith Sexton     Adjunct professor of finance at Columbia Business School

*Laura D'Andrea Tyson   Dean of the London Business School

*Klaus Zumwinkel2       Chairman of the Board of Management of Deutsche Post AG

Walid Chammah           Head of Investment Banking

Jonathan Chenevix-
Trench3                 Chairman, Morgan Stanley International

Zoe Cruz                Co-President

Thomas Daula            Chief Risk Officer

James P. Gorman         President and COO, Global Wealth Management Group

David Heleniak          Vice Chairman

Roger C. Hochschild     President and COO, Discover Financial Services

Jerker Johansson4       Co-Head of Institutional Sales and Trading

Gary G. Lynch           Chief Legal Officer

Alasdair Morrison5      Chairman, Morgan Stanley Asia

Eileen Murray           Head of Global Operations and Technology

David W. Nelms          Chairman and CEO, Discover Financial Services

Thomas Nides            Chief Administrative Officer and Secretary

Robert W. Scully        Co-President

Neal Shear              Co-Head of Institutional Sales and Trading

David H. Sidwell        Executive Vice President and Chief Financial Officer

Cordell Spencer6        Deputy Head of Investment Banking

Owen D. Thomas          President and COO, Investment Management

1 Sir Howard Davies is an English citizen
2 Klaus Zumwinkel is a German citizen
3 Jonathan Chenevix-Trench is an English citizen
4 Jerker Johansson is a Swedish citizen
5 Alasdair Morrison is an English citizen
6 Cordell Spencer is a Canadian citizen
* Director

                                                                      SCHEDULE B

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY CAPITAL GROUP, INC

      The names of the directors and the names and titles of the executive officers of Morgan Stanley Capital Group, Inc ("MSCGI") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSCGI at 2000 Westchester Avenue, Floor 01, Purchase, NY 10577. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSCGI and each individual is a United States citizen.

NAME                        TITLE
----                        -----

*John A. Shapiro            Chairman and President

G. William Brown            Vice President

Colin Bryce1                Vice President

Kenneth Carlino             Vice President

Benjamin Cross              Vice President

Michael H. Drury            Vice President

Simon T.W. Greenshields2    Vice President

Deborah L. Hart             Vice President

Nancy A. King               Vice President

Robert P. Kinney            Vice President

Christopher Marmo           Vice President

Stephen P. Mettler          Vice President

*Philip V. Newcomb          Vice President

*Mary Lou Peters            Vice President

Ian Henry Franklin Potter3  Vice President

Olav N. Refvik4             Vice President

Brian J. Armstrong          Treasurer

William F. McCoy            Secretary

*  Director

1 Colin Bryce is an English citizen
2 Simon T.W. Greenshields is an English citizen
3 Ian Henry Franklin Potter is a Canadian citizen
4 Olav N. Refvik is a Norwegian citizen

                                                                      SCHEDULE C

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY & CO. INCORPORATED

      The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. Incorporated ("MS&Co.") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS&Co. and each individual is a United States citizen.

NAME                      PRESENT PRINCIPAL OCCUPATION
----                      ----------------------------
*Walid A. Chammah         Managing Director of MS&Co. and Head of Investment
                          Banking of MS

*Charles Chasin           Managing Director of MS&Co. and Chief of Staff to
                          the Co-Presidents of MS

*Zoe Cruz                 Managing Director, Chief Executive Officer and
                          President of MS&Co. and Co-President of MS

*Richard Portogallo       Managing Director of MS&Co. and Head of U.S. Equity
                          Division of MS

*Neal A. Shear            Managing Director of MS&Co. and Co-Head of
                          Institutional Sales and Trading of MS

*Cordell G. Spencer1      Managing Director of MS&Co. and Deputy Head of
                          Investment Banking of MS

John H. Faulkner          Managing Director, General Counsel and Secretary of
                          MS&Co.

Paul C. Wirth             Managing Director and Chief Financial Officer of
                          MS&Co. and Controller and Principal Accounting Officer of MS

Jill W. Ostergaard        Managing Director and Chief Compliance Officer of
                          MS&Co.

David K. Wong             Treasurer of MS&Co.

Alexander C. Frank        Chief Operations Officer of MS&Co.


* Director

1 Cordell G. Spencer is a Canadian citizen

                                                                      SCHEDULE D

                        EXECUTIVE OFFICERS AND DIRECTORS
                                        OF
                             MORGAN STANLEY DW INC.

      The names of the directors and the names and titles of the executive officers of Morgan Stanley DW Inc. ("MSDW") and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSDW at 2000 Westchester Avenue, Floor 01, Purchase, NY 10577. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.

NAME                   PRESENT PRINCIPAL OCCUPATION
----                   ----------------------------
*James P. Gorman       President, Chief Executive Officer, Chief Operating
                       Officer, Managing Director

*Shelley S. Hanan      Managing Director

*Raymond A. Harris     Managing Director

*Kirk Wickman          Managing Director, General Counsel and Secretary

Jeffrey L. Adams       Managing Director

Ian Bernstein          Managing Director

Michael A. Burke, Sr.  Managing Director

Ronald T. Carman       Managing Director and Assistant Secretary

Noland Cheng           Managing Director

Michael R. Durbin      Managing Director

Jeffrey A. Gelfand     Managing Director, Controller and Chief Financial
                       Officer

Scott R. Graflund      Managing Director

Thomas K. Harms        Managing Director

Donald A. Herrema      Managing Director

Henry E. Kaplan        Managing Director

Douglas J. Ketterer    Managing Director

Steven G. Magee        Managing Director

William A. McMahon     Managing Director

James Mahon            Managing Director

Jerry W. Miller        Managing Director

Kevin Morano           Managing Director

Thomas P. O'Brien      Managing Director

Michelle B.            Chief Compliance Officer
Oroschakoff

Daniel Petrozzo        Managing Director

Andrew M. Saperstein   Managing Director

Richard A. Skae        Managing Director

Sriram Subramaniam     Managing Director

George D. Sullivan     Managing Director

Jeffrey S. Swartz      Managing Director

Todd R. Taylor         Managing Director

Chris Van Aeken1       Managing Director

David K. Wong          Treasurer

* Director

1 Chris Van Aeken is a Belgian citizen

                                                                      SCHEDULE E

Unless the context otherwise requires, the term "Morgan Stanley" means Morgan Stanley and its consolidated subsidiaries.

      (a) In April 2003, Morgan Stanley & Co. Incorporated ("MS&Co."), along with nine other financial services firms operating in the U.S., reached a settlement with the Securities and Exchange Commission ("SEC"), the New York State Attorney General's Office, the New York Stock Exchange ("NYSE"), the National Association of Securities Dealers, Inc. ("NASD"), and the North American Securities Administrators Association (on behalf of state securities regulators) to resolve their investigations relating to alleged research conflicts of interest. Without admitting or denying allegations with respect to violations of certain rules of the NYSE and NASD relating to investment research activities (there were no allegations of fraud or federal securities law violations made against MS&Co.), Morgan Stanley agreed, among other things, to (1) pay $25 million as a penalty,
      (2) pay $25 million as disgorgement of commissions and other monies, (3) provide $75 million over five years to make available independent third-party research to clients and (4) be permanently enjoined from violating certain rules of the NYSE and NASD relating to investment research activities.

      (b) In November 2003, Morgan Stanley DW Inc. ("MSDWI") consented, without admitting or denying the findings, to an entry of an order (the "Order") that resolved the SEC's and NASD's investigations into certain practices relating to MSDWI's offer and sale of certain mutual funds from January 1, 2000 to the date of the Order. Pursuant to the Order, MSDWI was ordered to
      (1) cease and desist from committing any violations and any future violations of Section 17(a)(2) of the Securities Act of 1933, as amended, and Rule 10b-10 under the Securities Exchange Act of 1934, as amended, (2) distribute for the benefit of certain customers who purchased funds through MSDWI pursuant to marketing arrangements between MSDWI and certain mutual fund complexes the amount of $50 million and (3) make certain disclosures and take certain other actions with respect to proprietary mutual funds.

      (c) In November 2004, Morgan Stanley reached a settlement with the SEC to resolve an informal accounting investigation by executing an offer of settlement and agreeing to entry of a cease-and-desist order. The SEC found that Morgan Stanley valued certain impaired aircraft in its aircraft leasing business in late 2001, late 2002 and early 2003, and certain bonds in its high-yield bond portfolio in late 2000, in a manner that did not comply with generally accepted accounting principles, and thus violated financial reporting, recordkeeping and internal control provisions of the federal securities laws. The resolution did not involve any restatement of past financial statements, any monetary penalty or any allegation of fraud.

      (d) In December 2004, MS&Co. and MSDWI reached a settlement with the NYSE under which Morgan Stanley executed two stipulations of facts and consent to penalty. The first stipulation was with respect to Morgan Stanley's
      failure  to  comply  with  certain   prospectus   delivery   requirements,
      operational deficiencies and other matters, and included a fine of $13 million. The second stipulation was with respect to employee defalcations, and included a fine of $6 million.

      (e) In January 2005, the SEC announced a settlement with MS&Co. and Goldman Sachs & Co. resolving the SEC's investigation relating to initial public offering ("IPO") allocation practices. The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co. relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and 2000. Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty. The court approved the settlement on February 4, 2005. The complaint alleges that MS&Co. violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

      (f) In May 2006, MS&Co. reached a settlement with the SEC, NYSE and NASD relating to its production of email in the research analyst and IPO investigations from December 2000 through at least July 2005. The complaint alleges that Morgan Stanley did not timely produce emails in response to requests in those matters because it did not diligently search for back-up tapes containing responsive emails until 2005, and because it over-wrote back-up tapes potentially containing responsive email until at least December 2002. Without admitting or denying the allegations of the complaint, Morgan Stanley consented to (1) a permanent injunction barring future violations of ss.17(b) of the Exchange Act (which requires, among other things, that Morgan Stanley respond promptly to SEC subpoenas and requests) and the relevant regulations promulgated thereunder and (2) the payment of a $15 million civil penalty, $5 million of which will be paid to NASD and the NYSE.

In addition, MS&Co. and MSDWI have been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by MS&Co. and MSDWI consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the MS&Co. Form BD and the MSDWI Form BD filed with the SEC, which descriptions are hereby incorporated by reference.